BRF S.A.

OPEN COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and the market in general, in accordance with the notice to the market on March 4, 2021, that participated in the round of investments (Series B) promoted by Aleph Farms, Ltd (“Aleph”), an Israeli startup that develops proteins in the laboratory from animal cells, in the amount of US$2,500,000.00 (two million and five hundred thousand US dollars). In connection with this investment and the capital allocated by other investors, the funds will be destined to the large-scale global marketing of products made from cultivated meat, as well as expansion of the startup's portfolio.

In line with its “2030 Vision” plan presented on December 8, 2020, in which one of the growth avenues mentioned is the production of “meat substitutes”, the investment in Aleph Farms is the first one made in the form of venture capital by the Company and marks its participation in a pioneering sustainable initiative in the global food chain.

With this movement, the Company advances in its plan to meet the growing consumer demand for new and alternative sources of protein, bringing innovative technologies to Brazil, in line with its commitments to sustainability, innovation and food safety.

São Paulo, July 7, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.